

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 18, 2008

Mr. Norman G. Knecht
Vice President, Finance & Chief Financial Officer
Compton Petroleum Corporation
Suite 3300, 425 – 1st Street, S.W.
Calgary, Alberta, Canada T2P 3L8

> **Re:** **Compton Petroleum Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **Response Letter Dated January 17, 2008**
> **File No. 001-32643**

Dear Mr. Knecht:

We have completed our review of your Form 20-F and related filings, and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief